UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: April 19, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, April 19, 2018 — On April 19, 2018, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 19th meeting of its 8th Board of Directors (the “Board”), at which following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s 2017 Annual Report Form 20-F (including the English 2017 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards).

(2)	Michael Lee, the vice president of Testing Production Group of the Company, applied for resignation because of personal career planning, effective May 1, 2018.